Mail Stop 4561

August 14, 2008

Mr. Ralph Henson
President
InMedica Development Corporation
825 North 300 West, Suite N132
Salt Lake City, UT 84103

      Re: InMedica Development Corporation
               Form 10-K/A for Fiscal Year Ended December 31, 2007
               Filed August 12, 2008
               File No. 000-12968

Dear Mr. Henson:

       We have reviewed your response letter dated August 12, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures, page 3

1.   You state that management is responsible for "establishing and maintaining internal control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e)." Please note that Rule 13a-15(e) defines disclosure controls and procedures and does not define internal controls over financial reporting. Please revise accordingly.

2.   We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Considering management's failure to provide its report on internal control over financial reporting, it is unclear to us how you are able to

continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year. Please further amend the Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Consolidated Balance Sheet, page 2

3.   We note you have provided an unaudited consolidated balance sheet as of March 31, 2008 and June 30, 2008. Please amend your filings to also provide a comparative balance sheet as of your prior fiscal year end as required by Rule 8-03 of Regulation S-X.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant